

October 24, 2011

Via E-mail

Mr. V. Balakrishnan
Chief Financial Officer
Infosys Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

> **Re:** **Infosys Limited**
> **Form 20-F for the Fiscal Year ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-25383**

Dear Mr. Balakrishnan:

We have reviewed your letter dated October 6, 2011, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 28, 2011.

Notes to the Consolidated Financial Statements

Note 1. Company Overview and Significant Accounting Policies

Note 1.3 Basis of consolidation

1.   We note your response to prior comment 2. It is unclear to us if or how you will revise your disclosures in future filings. Please advise.

<u>Note 2.17 Income taxes</u>

2.   We have reviewed your response to prior comment 4. Please address the following items:

- For each of the three fiscal years presented, please reconcile the foreign taxes in your income tax expense table to the Overseas taxes line item in your reconciliation of the income tax provision table.
- Please tell us your considerations of providing additional disclosures in your filing to clarify why the domestic income tax expense and the foreign income tax expense will not directly correlate to your geographic revenues.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant